Exhibit 99.2

Item 11.	Executive Compensation

The following table provides information on the annual and long-term compensation for our Chief Executive Officer and our four most highly compensated other executive officers, which we refer to collectively as the named executive officers, for the periods indicated. Each of our executive officers is appointed annually and serves at the discretion of our Board.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)		Restricted Stock/ Award(s)($)(1)		All Other Compensation ($)
Thomas A. Carr Chief Executive Officer and Chairman of the Board of Directors	2005 2004 2003	$488,077 450,000 450,000	(2)	$653,400 550,000 450,000	(3)	$1,175,609 455,642 161,902	(4) (4) (4)	$27,246 199,983 78,733	(5) (5)(6) (5)(6)

Philip L. Hawkins President and Chief Operating Officer	2005 2004 2003	$433,846 400,000 400,000	(7)	$528,000 440,000 360,000	(3)	$835,985 390,003 134,719	(8) (8) (8)	$59,097 183,779 88,125	(9) (6)(9) (6)(9)

Stephen E. Riffee Chief Financial Officer	2005 2004 2003	$313,846 280,000 280,000	(10)	$330,000 190,000 165,000	(3)	$349,959 210,017 176,991	(11) (11) (11)	$39,607 108,727 91,474	(12) (6)(12) (6)(12)

Karen B. Dorigan Chief Investment Officer	2005 2004 2003	$310,154 300,000 300,000	(13)	$195,000 185,000 150,000	(3)	$267,901 191,240 161,663	(14) (14) (14)	$37,546 98,676 83,882	(15) (6)(15) (6)(15)

Linda A. Madrid Managing Director, General Counsel and Corporate Secretary	2005 2004 2003	$287,582 255,000 250,962	(16) (17)	$183,125 165,000 127,500	(3)	$209,012 153,005 125,259	(18) (18) (18)	$32,092 80,237 66,398	(19) (6)(19) (6)(19)

(1)	Represents the value of grants of restricted stock made under our 1997 Stock Option and Incentive Plan based on the closing sale price of our common stock on the date of grant. The shares of restricted stock vest ratably over a four-year period, assuming the named executive officer is still an employee of CarrAmerica or otherwise eligible for vesting on the vesting date. On each vesting date, the named executive officer vests in shares representing 25% of the total number of shares of restricted stock. The grantees are entitled to current voting rights and dividend payments (such dividends were $0.50 per share for each quarter of 2005) under the terms of their restricted stock agreements. As of December 31, 2005, the total holdings of restricted stock of the named executive officers and the market value of such holdings based on $34.63 per share of our common stock, the last sale price of our common stock on the NYSE on December 30, 2005, were as follows:

Named executive officer	Number of Restricted Stock Holding	Total Value of Restricted Stock Holding at 12/31/05
Thomas A. Carr	52,560 shares	$1,820,153
Philip L. Hawkins	40,507 shares	1,402,757
Stephen E. Riffee	20,992 shares	726,953
Karen B. Dorigan	17,857 shares	618,388
Linda A. Madrid	13,511 shares	467,886

(2)	Mr. Carr’s annual salary was $450,000 from January through February 15, 2005, when it was increased to $495,000.

(3)	Paid in 2005 for the year ended December 31, 2004.

(4)	Mr. Carr was awarded 36,453 shares of restricted stock on February 16, 2005, 14,050 shares of restricted stock on February 12, 2004, and 6,760 shares of restricted stock on January 29, 2003.

(5)

Includes: (i) employer matching and profit sharing contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Retirement Plan in the aggregate amounts of $15,750, $15,375, and $15,000, respectively; (ii) employer contributions for 2005, 2004 and 2003 for life, accidental death and dismemberment (AD&D), and long-term disability insurance premiums in the amounts of $1,140, $1,140 and $918, respectively; (iii) employer contributions for 2005, 2004 and 2003 for short-term disability insurance premiums in the amounts of $346, $346 and $403, respectively; (iv) employer contributions for 2004 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $20,250; (v) employer contributions for 2005, 2004 and 2003 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria

Plan in the amounts of $10,010, $9,900, and $8,524, respectively; and (vi) cash value awards for 2004 and 2003 of $152,972 and $53,888, respectively.

(6)	The 2004 and 2003 cash value awards were awards of cash granted to each named executive officer on February 12, 2004 and January 29, 2003, respectively, in connection with grants of 2004 and 2003 restricted stock awards to such named executive officer on the corresponding dates. The 2003 cash value award was calculated based on the last reported sale price of our common stock on the NYSE on January 29, 2003 of $23.95 per share. The cash value awards vest annually in equal amounts over a four-year period on each anniversary date of the grant, assuming the named executive officer is still an employee of CarrAmerica or otherwise eligible for vesting on the vesting date.

(7)	Mr. Hawkins’ annual salary was $400,000 from January through February 15, 2005, when it was increased to $440,000.

(8)	Mr. Hawkins was awarded 25,922 shares of restricted stock on February 16, 2005, 12,026 shares of restricted stock on February 12, 2004 and 5,625 shares of restricted stock on January 29, 2003.

(9)	Includes: (i) employer matching and profit sharing contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Retirement Plan in the aggregate amounts of $15,750, $15,375, and $15,000, respectively; (ii) employer contributions for 2005, 2004 and 2003 for life, AD&D and long-term disability insurance premiums in the amounts of $1,140, $1,140 and $918, respectively; (iii) employer contributions for 2005, 2004 and 2003 for short-term disability insurance premiums in the amounts of $346, $346 and $403, respectively; (iv) employer contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $31,851, $26,099 and $18,374, respectively; (v) employer contributions for 2005, 2004 and 2003 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $10,010, $9,900 and $8,524, respectively; and (vi) cash value awards for 2004 and 2003 of $130,920 and $44,906, respectively.

(10)	Mr. Riffee’s annual salary was $280,000 from January through February 15, 2005, when it was increased to $320,000.

(11)	Mr. Riffee was awarded 10,840 shares of restricted stock on February 16, 2005, 6,476 shares of restricted stock on February 12, 2004 and 7,390 shares of restricted stock on January 29, 2003.

(12)	Includes: (i) employer matching and profit sharing contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Retirement Plan in the aggregate amounts of $15,750, $15,375 and $15,000, respectively; (ii) employer contributions for 2005, 2004 and 2003 for life, AD&D and long-term disability insurance premiums in the amounts of $1,140, $1,140 and $918, respectively; (iii) employer contributions for 2005, 2004 and 2003 for short-term disability insurance premiums in the amounts of $346, $346 and $403, respectively; (iv) employer contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $12,362, $11,463 and $7,712, respectively; (v) employer contributions for 2005, 2004 and 2003 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $10,010, $9,900 and $8,524, respectively; and (vi) cash value awards for 2004 and 2003 of $70,503 and $58,917, respectively.

(13)	Ms. Dorigan’s annual salary was $300,000 from January through February 15, 2005, when it was increased to $312,000.

(14)	Ms. Dorigan was awarded 8,307 shares of restricted stock on February 16, 2005, 5,897 shares of restricted stock on February 12, 2004 and 6,750 shares of restricted stock on January 29, 2003.

(15)	Includes: (i) employer matching and profit sharing contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Retirement Plan in the aggregate amounts of $15,750, $15,375 and $15,000, respectively; (ii) employer contributions for 2005, 2004 and 2003 for life, AD&D and long-term disability insurance premiums in the amounts of $1,140, $1,140 and $918, respectively; (iii) employer contributions for 2005, 2004 and 2003 for short-term disability insurance premiums in the amounts of $346, $346 and $403, respectively; (iv) employer contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $14,271, $11,63 and, $8,290, respectively; (v) employer contributions for 2005, 2004 and 2003 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $6,040, $5,973 and $5,383, respectively; and (vi) cash value awards for 2004 and 2003 of $64,211 and $53,888, respectively.

(16)	Ms. Madrid’s annual salary was $255,000 from January through February 15, 2005 when it increased to $293,500.

(17)	Ms. Madrid’s annual salary was $220,000 from January through February 2, 2003 when it increased to $255,000.

(18)	Ms. Madrid was awarded 6,481 shares of restricted stock on February 16, 2005, 4,718 shares of restricted stock on February 12, 2004 and 5,230 shares of restricted stock on January 29, 2003.

(19)	Includes: (i) employer matching and profit sharing contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Retirement Plan in the aggregate amounts o $15,750, $15,375 and $15,000, respectively; (ii) employer contributions for 2005, 2004 and 2003 for life, AD&D and long-term disability insurance premiums in the amounts of $1,140, $1,140 and $897, respectively; (iv) employer contributions for 2005, 2004 and 2003 for short-term disability insurance premiums in the amounts of $346, $346 and $403, respectively; (v) employer contributions for 2005, 2004 and 2003 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $11,286, $8,457 and $5,005, respectively; (vi) employer contributions for 2005, 2004 and 2003 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $3,570, $3,550 and $3,300, respectively; and (vii) cash value awards for 2004 and 2003 of $51,369 and $41,793, respectively.

Option Grants in Last Fiscal Year

No options were granted to the named executive officers during our last fiscal year.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs At Fiscal Year- End(1) (#)		Values of Unexercised In-the-Money Options/SARs at Fiscal Year- End(2) ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas A. Carr	100,000	$1,096,810	508,377	0	$3,963,483	$0
Philip L. Hawkins	113,500	598,137	194,750	0	1,952,348	0
Stephen E. Riffee	25,000	248,438	16,625	0	100,083	0
Karen B. Dorigan	53,540	444,666	45,750	0	374,446	0
Linda A. Madrid	14,157	73,235	0	0	0	0

(1)	Number of shares of our common stock underlying options granted under our 1997 Stock Option and Incentive Plan or shares of our common stock for which Class A Units of Carr Realty Holdings, L.P. underlying options granted under the 1993 Carr Realty Option Plan would have been redeemable.
(2)	Based on the last reported sale price of our common stock on the NYSE on December 30, 2005 of $34.63 per share

Employment Contracts

Change-in-Control Arrangements. We have entered into change-in-control agreements, as amended, with each of Thomas A. Carr, Philip L. Hawkins, Karen B. Dorigan, Stephen E. Riffee and Linda A. Madrid. These agreements provide that if within two years from the date of a “change in control” (which would include our previously announced merger with and into an affiliate of The Blackstone Group, if consummated), the employment of the executive with us is terminated without “cause” by us, or in the event that the executive terminates his or her employment with us for “good reason” (each as defined in the applicable change in control agreements):

•	we or our successor must pay such executive a lump sum prorated share of his or her annual bonus for the year of employment termination;

•	we or our successor must pay such executive a lump sum amount equal to two times his or her base annual salary and “bonus compensation” (which is defined as the greater of the highest annual bonus earned in the prior three years or the current year’s target annual bonus);

•	all of such executive’s restricted stock, stock options and other equity awards will vest immediately;

•	we or our successor must pay such executive a lump sum amount equal to our contributions to, and awards under, all incentive, savings and retirement plans, practices, policies and programs (including the value of any equity-based incentive), which would have been made on behalf of the executive if the executive’s employment continued for two years after the date of termination, assuming for this purpose that all benefits are fully vested; and

•	such executive will be eligible for certain continued benefits (including, without limitation, medical, prescription, dental, vision, disability, life, accidental death and travel accident insurance benefits) during the ensuing two-year period.

These payments also would be made if the executive’s employment was terminated without cause by us prior to a change in control, but in anticipation thereof at the request of the potential buyer, and the change in control is ultimately consummated.

The change-in-control agreements also require us to make the executives whole for any “excess parachute payment” excise taxes that they might incur as a result of the receipt of certain payments and benefits (including the severance payments and benefits described above) in connection with the closing of the transaction.

For purposes of each of these agreements, a “change in control” generally means any of the following events: (i) the consummation of a reorganization, merger or consolidation involving us, unless all or substantially all of the individuals or entities who were the beneficial owners of our voting securities continue to own at least 60% of the outstanding voting securities of the surviving entity in substantially the same proportions as their ownership immediately prior to the transaction and individuals representing at least a majority of the board of directors of the surviving entity were directors of our Board of Directors as of the respective dates of the agreements (including individuals who subsequently become directors whose nomination or election was approved by at least a majority of the directors constituting our Board of Directors as of such dates); (ii) individuals who, as of the respective dates of the agreements, constitute our Board of Directors (including individuals who subsequently become directors whose nomination or election was approved by at least a majority of the directors constituting our Board of Directors as of such dates) cease for any reason to constitute a majority of our Board of Directors; or (iii) the approval by our stockholders of our complete liquidation or dissolution or the sale or other disposition of more than 50% of our operating assets.

Compensation of Our Directors

We pay an annual retainer of $40,000 to directors who are not our employees. Each non-employee director may elect to receive his or her annual retainer and fees in cash or defer all or any portion of such retainer and fees as described below. We also pay each non-employee director a fee (plus out-of-pocket expenses) for attendance (in person or by telephone) at each meeting of our Board of Directors and for each committee meeting held on a non-Board meeting day. Our Board of Directors meeting fee is $1,200 and the committee meeting fee is $1,000, except that the committee meeting fee for each Audit Committee meeting is $1,200. In addition, the chairman of each committee receives an additional annual fee of $5,000, except that the fee for the chairman of the Audit Committee is $7,500.

We also compensate our directors through our 1997 Stock Option and Incentive Plan (the “1997 Plan”). Each non-employee director receives a grant of 1,000 restricted shares of our common stock immediately after first being appointed to the Board. The shares vest in full on the first anniversary of the date of grant. In addition, each continuing non-employee director receives a grant of 1,000 restricted shares of our common stock immediately following the election of directors at each annual meeting of our stockholders. The shares vest in full on the first anniversary of the date of grant. Both employee directors and non-employee directors are eligible to receive other grants under the 1997 Plan, which grants are provided at the discretion of our Executive Compensation Committee. No discretionary grants were made to our non-employee directors in 2005.

Our non-employee directors may elect to defer all or any portion of the retainer and fees paid in cash for service on the Board or any committee thereof in accordance with our Directors’ Deferred Compensation Plan, subject to a minimum deferral of $1,000 per plan year. Each participant may make an annual election to defer compensation for a specified period of years, with a minimum of two years, and/or until termination of service, if sooner. Upon making a deferral election, the non-employee director must also elect the form in which payment is to be made when due, which form may be a lump sum or in annual installments over a period of up to five years. If no election is made, payments will be made over a period of five years. Premature withdrawal is not permitted except to the extent necessary to address an unforeseeable emergency. The plan establishes the terms for withdrawals from participants’ accounts. We have the sole right to distribute amounts from accounts established pursuant to the plan if it determines that the deferred elections, the earnings credited to accounts previously deferred or the deferred compensation account balances under the plan could or might result in us failing to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

Compensation Committee Interlocks and Insider Participation

Joan Carter, Bryce Blair, Andrew F. Brimmer, Patricia Diaz Dennis, Timothy Howard and Robert E. Torray served on the Executive Compensation Committee of our Board of Directors during all or a part of 2005. None of these individuals were or ever have been our employee or an employee of any of our subsidiaries.